Exhibit 99.1

VS MEDIA Holdings Limited Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

VS MEDIA Holdings Limited (Nasdaq: VSME) (“VS MEDIA” or “the Company”), a company managing a global network of digital Creators who create and publish content to social media platforms such as YouTube, Facebook, Instagram, and TikTok, today announced it has received a letter of noncompliance from The Nasdaq Stock Market LLC (“Nasdaq”), dated December 15, 2025, notifying the Company that based on VS MEDIA’s closing bid price for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

However, pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days in which to regain compliance. If at any time during this 180-day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide VS MEDIA with written confirmation of compliance and this matter will be closed.

In the event the Company does not regain compliance, VS MEDIA may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the VS MEDIA meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s Class A ordinary shares, and the shares will continue to trade uninterrupted under the symbol “VSME”.

VS MEDIA is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although VS MEDIA will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About VS MEDIA Holdings Limited

Founded in 2013, VS MEDIA Holdings Limited manages a global network of digital Creators who create and publish content to social media platforms such as YouTube, Facebook, Instagram, and TikTok. The Creators include influencers, KOLs—Key Opinion Leaders, bloggers, and other content creators who cultivate fanbases on social media platforms. For more information, please visit https://www.vs-media.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

VS MEDIA Holdings Limited Investor Contact

Investor Relations

6/F, KOHO,

75 Hung To Road

Kwun Tong, Kowloon,

Hong Kong

Email: ir@vs-media.com